Filed by Stantec Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: The Keith Companies, Inc.
Commission File No. 333-124748

THIS FILING CONSISTS OF A MESSAGE FROM TONY FRANCESCHINI AND ARAM KEITH IN CONNECTION WITH THE PROPOSED COMBINATION OF STANTEC INC. (“STANTEC”) AND THE KEITH COMPANIES, INC. (“TKC”).
Additional Information and Where to Find It
In connection with the proposed merger, Stantec and TKC have filed a Registration Statement on Form F-4, a joint proxy statement/ prospectus and other related documents with the Securities and Exchange Commission (the “SEC”). Shareholders of TKC are advised to read these documents and any other documents relating to the merger that are filed with the SEC when they become available because they contain important information. Shareholders of TKC may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from:
Stantec
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330
and from:
The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121
Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec’s proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec’s directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC’s directors and executive officers is also included in its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.
Cautionary Note Regarding Forward Looking Statements
This document contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue”

or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this document include statements about the proposed Stantec and TKC merger; including statements that: (i) the merger will allow the combined company to realize strategic goals; (ii) the merger is expected to be accretive to earnings of the combined company; (iii) the merger will allow Stantec to increase its revenues from its United States operations by approximately 70%; (iv) the combination with TKC will allow Stantec opportunities to cross sell services to TKC’s client base; and (v) the TKC shareholders will realize a premium of approximately 30%. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward-looking statements in this document.
CEO Forum Message — September 9, 2005
We wanted to deliver one last CEO Forum message before Thursday’s TKC shareholder meeting to give you some of the latest information we have available and to let you know what you will see on Friday, September 16, when TKC is expected to be a part of Stantec.
Since the initial merger announcement in April, we have received many questions about the 401(k) plan at Stantec and what will happen to the current TKC plan. We have decided that the TKC 401(k) plan will run as it is until January. This will give us the time we need to focus on other integration issues, such as the conversion of TKC’s technological and financial systems to Stantec’s, before we make the change to the 401(k). You will receive more information about Stantec’s 401(k) plan in your meetings with Human Resources that are taking place in the two weeks after the close. Also, as we move closer to December, we will give you more information regarding the 401(k) conversion so you can make your investment decisions.
Human Resources teams are currently planning visits to all TKC offices within the two weeks following the closing. Your office’s management should be contacted very soon to coordinate the date and time so that you can schedule to be at one of those meetings.
We also would like to give you a little insight as to what will happen in the days following the completion of the merger. By the morning of Friday, September 16, you will receive your Employee Welcome Packages from Stantec. These packages contain important information about how you can access StanNet, the employee intranet, and where you can find the online employee orientation modules. We encourage you to complete these modules within the first week of becoming a Stantec employee or when access is fully made available.
There have been a number of questions about TKC employees’ pay schedule and how pay dates might change. Stantec is on a bi-weekly paycheck schedule with one week in arrears, while TKC’s is bi-monthly. On October 7 you will receive your first paycheck from Stantec. It will be for all hours worked through September 30. The first check with the bi-weekly pay frequency will be October 14 for the hours worked October 1-7. From that point forward, you will receive your paycheck every two weeks.
On Friday, September 16 it is expected you will be a part of Stantec and we encourage you to answer your phone using the name of your new Company. (For example, “Good Morning — Stantec.” Stantec stationery will be available in all TKC offices in a few days after the close for your use. These will be “start-up” packages and your office will be able to order more online when you gain access to Stantec’s online ordering system in the coming weeks. Within the next two months you will also see Stantec signage being put into all of your offices.
We promise that you will be informed of any changes that will impact your day-to-day activities well in advance. Next week you will receive your first eBulletin from Stantec. EBulletins are delivered in the form of an email and will provide you with more information on a weekly basis to help you through the transition from TKC to Stantec.
Finally, we expect that transitionary letters will be ready for each of you by the closing or very shortly thereafter that further confirm your continued pay rate, holidays, benefits continuation, etc. These will be distributed as soon as they are ready.
As we’ve said many times before, we are very excited about the joining of our two companies. We appreciate your patience through the last few months and are looking forward to exploring the infinite opportunities that we will enjoy as one company and one team.

Tony Franceschini and Aram Keith